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                                                                  EXHIBIT 12 (A)

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                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
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               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
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                                                                                                                12 Months
                                                                                                                  Ended
                                                               YEARS ENDED DECEMBER 31,                         Sept. 30,
                                          -----------  ------------  ------------   ------------  ------------  -----------
                                             1993         1994          1995           1996          1997          1998
                                          -----------  ------------  ------------   ------------  ------------  -----------
                                                              (Millions of Dollars, where applicable)
Earnings as Defined in Regulation S-K (A):

Net Income                                      $615          $659          $617           $535          $528         $628
Income Taxes (B)                                 307           302           326            268           286          435
Fixed Charges                                    401           408           419            438           450          438
                                          -----------  ------------  ------------   ------------  ------------  -----------
Earnings                                      $1,323        $1,369        $1,362         $1,241        $1,264       $1,501
                                          ===========  ============  ============   ============  ============  ===========

Fixed Charges as Defined in Regulation S-K (C):

Total Interest Expense                          $390          $396          $407           $399          $395         $383
Interest Factor in Rentals                        11            12            12             11            11           11
Subsidiaries' Preferred Securities
    Dividend Requirements                        --            --            --              28            44           44
                                          -----------  ------------  ------------   ------------  ------------  -----------
Total Fixed Charges                             $401          $408          $419           $438          $450         $438
                                          ===========  ============  ============   ============  ============  ===========

Ratio of Earnings to Fixed Charges              3.30          3.35          3.25           2.83          2.81         3.42
                                          ===========  ============  ============   ============  ============  ===========

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.
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